UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay, Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, on August 6, 2020, Stealth BioTherapeutics Corp (the “Company”) and H.C. Wainwright & Co., LLC (“Wainwright”), entered into an At The Market Offering Agreement (the “Sales Agreement”) pursuant to which the Company may offer and sell, from time to time, through Wainwright, American Depositary Shares (“ADSs”), each representing 12 ordinary shares, with a nominal or par value of $0.0003 per share. The Company, on November 19, 2020, disclosed its election to terminate the offer and sale of its ADSs pursuant to the registration statement on Form F-3 (File No. 333-237542) (the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2020, and a related prospectus supplement filed with the SEC on August 6, 2020.

On March 18, 2022, the Company elected to resume making sales of ADSs under the Sales Agreement. Sales of ADSs under the Sales Agreement will be made pursuant to the Registration Statement and a related prospectus supplement filed with the SEC on March 18, 2022, for an aggregate offering price of up to $4,562,230. Investors should read the Registration Statement and the prospectus supplement and all documents incorporated therein by reference.

IF " DOCVARIABLE "SWDocIDLocation" 4096" = "1" " DOCPROPERTY "SWDocID" ActiveUS 194092054v.1" ""

For a summary of the Sales Agreement please review the Report of Foreign Private Issuer on Form 6-K filed by the Company with the SEC on August 6, 2020, which is incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any ADSs under the Sales Agreement, nor shall there be any sale of such ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A copy of the opinion of Walkers relating to the legality of the issuance and sale of ADSs, is attached hereto as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Walkers.

23.1	Consent of Walkers (included in Exhibit 5.1).

IF " DOCVARIABLE "SWDocIDLocation" 4096" = "1" " DOCPROPERTY "SWDocID" ActiveUS 194092054v.1" ""

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date:	March 18, 2022

IF " DOCVARIABLE "SWDocIDLocation" 4096" = "1" " DOCPROPERTY "SWDocID" ActiveUS 194092054v.1" ""